Via Facsimile and U.S. Mail
Mail Stop 6010

August 24, 2007

Mr. Ronan O'Caoimh
Director and Chief Executive Officer
Trinity Biotech Plc.
IDA Business Park
Bray, Co. Wicklow, Ireland

Re: Trinity Biotech Plc.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed May 8, 2007
File No. 000-22320

Dear Mr. O'Caoimh:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 18. Finical Statements, page 54
Notes to the Consolidated Financial Statements

1. Basis of Preparation and Significant Accounting Policies
g) Intangibles, Including Research and Development (Other Than Goodwill)

       Research and development, page 63

1.   Please provide us a list of the activities (completed and not completed) and their capitalized amounts that comprise the $18,240,000 of "Development costs" at December 31, 2006 as indicated in Note 11. For each activity (completed and not

completed), tell us the date capitalized, the nature of the activity and address how you met each of the criteria in paragraph 57 of IAS 38. For activities not completed at December 31, 2006, also tell us the nature, dollar amount and timing of efforts remaining to be completed.

26. Business Combinations

2006 Acquisitions, page 96

2.   To assist us in evaluating, for US GAAP purposes, your accounting for the haemostis product line acquired from bioMerieux as a business combination under SFAS 141 rather than as an asset acquisition, please provide us an analysis under paragraph six of EITF 98-3 to demonstrate how the haemostasis product line constitutes a business. Your analysis should include a list of inputs, processes and outputs that were transferred in order to continue normal operations and sustain a revenue stream. If any element of inputs, processes and outputs as listed under EITF 98-3 is missing, provide us a discussion as to how the missing element is not required in continuing normal operations.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant